GLOBAL ENVIRONMENTAL ENERGY CORP.
P.O. BOX CB-13277
CABLE BEACH, NASSAU, BAHAMAS

VIA EDGAR

April 24, 2008

Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

Re:	Global Environmental Energy Corp. (Bahamas) (the “Company”)
Form 20-F for Fiscal Year Ended May 31, 2006 Filed December 13, 2006 File No. 0-32861

Ladies and Gentlemen:

This letter is being submitted in order to supplement our letter to the Securities and Exchange Commission (“Commission”) dated January 22, 2008.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your cooperation and attention to this matter.

Sincerely yours,

GLOBAL ENVIRONMENTAL ENERGY CORP.

/s/ Dr. Christopher A. McCormack

Dr. Christopher A. McCormack
Chairman and Chief Executive Officer

cc: David M. Kaye, Esq.